August 22, 2018

Carl Spana, Ph.D.
President and Chief Executive Officer
Palatin Technologies, Inc.
4B Cedar Brook Drive
Cranbury, New Jersey 08512

       Re: Palatin Technologies, Inc.
           Registration Statement on Form S-3
           Filed August 17, 2018
           File No. 333-226905

Dear Dr. Spana:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed August 17, 2018

General

1. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of
       Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year ended June
       30, 2018 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's Financial Reporting
       Manual.
 Carl Spana, Ph.D.
Palatin Technologies, Inc.
August 22, 2018
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                           Sincerely,
FirstName LastNameCarl Spana, Ph.D.
                                                           Division of
Corporation Finance
Comapany NamePalatin Technologies, Inc.
                                                           Office of Healthcare
& Insurance
August 22, 2018 Page 2
cc:       Faith L. Charles, Esq. - Thompson Hine LLP
FirstName LastName